SEC FILE NUMBER
000-17521

CUSIP NUMBER
989513205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Check One:	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
     For the period ended: January 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
     For the transition period ended:

     Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I
REGISTRANT INFORMATION
Zila, Inc.

Full Name of Registrant
5227 North 7th Street

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85014-2800

City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
          State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
          Zila, Inc. (the “Company”) requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2009 (the “Form 10-Q”), which was due to be filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2009. The Company is conducting an early impairment analysis of its intangible assets in connection with the Form 10-Q and preparing additional disclosure regarding the results of this analysis. The additional time is needed to complete the analysis and the additional disclosure. In addition, the analysis and disclosure must be finalized in order for the Company’s independent registered public accounting firm to complete its review of the Form 10-Q. The Company expects to file the Form 10-Q on or prior to March 17, 2009, which is the due date for the Form 10-Q, as extended by Rule 12b-25(b) promulgated under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Diane E. Klein	(602)	266-6700

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes           ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes           ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zila, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 2009	By:	/s/ Diane E. Klein
Diane E. Klein
Vice President-Finance and Treasurer